ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Patrick O’Brien T: 617-951-7527 F: 617-235-0392 patrick.obrien@ropesgray.com

August 1, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attention:	Suzanne Hayes Vanessa Robertson Jim Rosenberg Chris Edwards Office of Healthcare and Insurance

Re:	SEC Comment Letter dated July 21, 2017 Zai Lab Limited Draft Registration Statement on Form F-1 Submitted July 11, 2017 CIK No. 0001704292

Dear Ms. Hayes:

On behalf of Zai Lab Limited (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are confidentially submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to the above referenced draft Registration Statement on Form F-1 confidentially submitted to the Commission on July 11, 2017 (the “Draft Registration Statement”). Amendment No. 3 reflects certain revisions to the Draft Registration Statement in response to the comment letter to Dr. Samantha Du of the Company, dated July 21, 2017, from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff marked copies of Amendment No. 3, which have been marked to indicate the changes from the Draft Registration Statement.

Securities and Exchange Commission	-2-	August 1, 2017

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated July 21, 2017 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in Amendment No. 3.

Form F-1

Capitalization, page 67

1.	Please refer to your response to prior comment 17. Your response that the warrants will expire upon the completion of the offering to the extent unexercised (following notice of the offering) is not consistent with your disclosure on pages F-25 and II-2 which states that if not previously exercised, the warrants shall expire on the earlier of (i) the sixth anniversary of the issue date or (ii) ninety days prior to the date on which the Company consummates an initial public offering. Please advise.

Response to Comment 1:

The Company advises the Staff that the warrant holder exercised its warrants on July 19, 2017. As a result, the Company believes that reflecting the exercise of the warrants to purchase preferred shares in the pro forma column of the capitalization table would be helpful to an investor’s understanding of the Company’s capital structure and that to exclude it would not accurately reflect the Company’s pro forma capital structure.

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and significant judgments and estimates

Fair value of our ordinary shares, page 75

2.	Please refer to your response to prior comment 19. You disclose on page 75 that you first applied appropriate methodologies “such as” the income approach/discounted cash flow. On page 76 you disclose that the equity value was determined based on the income approach and “other appropriate valuation methodologies”. If more than one method was used, please clarify in your disclosure the name of the other method(s) and how the other methods were used to determine fair value.

Response to Comment 2:

Based on the Staff’s comment, the Company has updated the disclosure on page 75 of Amendment No. 3 to clarify that the market approach was the other method used to determine equity value and how it was used to determine fair value.

Overview of our licensing agreements, page 127

3.

We note your response to comment 25. However, your response does not comply with our prior comment. Please revise your description of the material terms for each of your license agreements to disclose the aggregate maximum potential payments that you may be required to pay upon achievement of development, regulatory and/or commercial milestones. In relation to your request for confidential treatment with respect to the

Securities and Exchange Commission	-3-	August 1, 2017

license agreements, please note that we are generally willing to grant confidential treatment for individual milestone payments provided that the aggregate amount of such payments is disclosed in the prospectus.

Response to Comment 3:

Based on the Staff’s comment, the Company has revised its description of the material terms for each of its license agreements on pages 130 through 133 of Amendment No. 3 to disclose the aggregate maximum potential payments that it may be required to pay upon achievement of development, regulatory and/or commercial milestones.

Item 7. Recent sales of unregistered securities, page II-1

4.	Please refer to Item 9 regarding your June 26, 2017 private placement of 11,993,763 Series C preferred shares for an aggregate consideration of $30,000,000. Please tell us why you have not reflected these shares as outstanding in various places throughout your filing where you discuss outstanding shares. Further tell us why you neither reflect them in the capitalization on a pro forma basis on page 67 nor in your discussion of liquidity and capital resources in MD&A on page 80.

Response to Comment 4:

The Company advises the Staff that the June 26, 2017 private placement was not reflected in various places throughout its previous filing, including capitalization on a pro forma basis on page 67 of the previous filing and in its discussion of liquidity and capital resources in MD&A on page 80 of the previous filing, because such disclosure was as of and for the year ended December 31, 2016. The Company further advises the Staff that Amendment No. 3 has been updated to include June 30, 2017 financial statements and the June 26, 2017 private placement has been reflected through Amendment No. 3, including in the capitalization on a pro forma basis on page 66 of Amendment No. 3 and in the liquidity and capital resources in MD&A beginning on page 82 of Amendment No. 3.

*        *         *        *

Securities and Exchange Commission	-4-	August 1, 2017

Please do not hesitate to call me at 617-951-7527 or Tom Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Patrick O’Brien
Patrick O’Brien

cc: Dr. Samantha Du